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Exhibit 12.01

VALERO L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$110,069	$77,074	$67,177	$52,350	$42,694
Add:
Fixed charges	46,211	21,625	16,443	5,492	4,203
Amortization of capitalized interest	80	60	55	48	39
Distributions from joint ventures	4,657	1,373	2,803	3,590	2,874
Less: Interest capitalized	(1,008)	(192)	(123)	(255)	(298)

Total earnings	$160,009	$99,940	$86,355	$61,225	$49,512

Fixed charges:
Interest expense (1)	$41,616	$20,630	$15,291	$4,968	$3,721
Amortization of debt issuance costs	622	407	740	160	90
Interest capitalized	1,008	192	123	255	298
Rental expense interest factor (2)	2,965	396	289	109	94

Total fixed charges	$46,211	$21,625	$16,443	$5,492	$4,203

Ratio of earnings to fixed charges	3.5x	4.6x	5.3x	11.1x	11.8x

(1)
The "interest and other expense, net" reported in Valero L.P.'s consolidated statements of income for the years ended December 31, 2005 and 2004 includes investment income of $850,000 and $221,000, respectively and includes other expense of ($2,237,000) and ($134,000), respectively.

(2)
The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

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  Exhibit 12.01
VALERO L.P. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Thousands of Dollars, Except Ratio)